SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 11)*


                                 MediaBay, Inc.
                                 Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
       Address and Telephone Number of Person Authorized to Receive Notice
                              and Communications)

                                 August 9, 2002
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


-----------------------                                 ------------------------
CUSIP NO. 58446J 10 8                                   Page   2   of   4  Pages
                                                             -----    ----
-----------------------                                 ------------------------

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1                    NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Norton Herrick
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2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                                         (b) |X|
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3                    SEC USE ONLY
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4                    SOURCE OF FUNDS*
                        N/A
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5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or 2(e)|_|
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6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States
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     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY             16,388,765 (includes 15,416,585 shares of Common Stock
       EACH               issuable if options and warrants are exercised and
     REPORTING            convertible debt is converted) as of August 9, 2002
      PERSON
       WITH
--------------------------------------------------------------------------------
                     8    SHARED VOTING POWER
                              0
--------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          16,338,765 (includes 15,464,585 shares of Common Stock
                          issuable if options and warrants are exercised 9 and
                          convertible debt is converted) as of August 9, 2002
--------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    16,388,765 (includes 15,464,585 shares of Common Stock issuable if options and warrants are exercised and convertible debt is converted) as of August 9, 2002.

--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES* |X|
                    Does not include 2,964,180 shares held by N. Herrick
                    Irrevocable ABC Trust (the "N. Herrick Trust"), of which
                    the Reporting Person is the sole beneficiary and in which
                    he therefore may be deemed to have an economic interest.
                    The Reporting Person does not have voting power or
                    dispositive power with respect to the 2,964,180 12 shares
                    held by the N. Herrick Trust.
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         55.1%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*
                         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

        This Amendment reports the following transactions:

     (i) Effective February 22, 2002, Huntingdon Corp. ("Huntingdon"), a company wholly-owned by the Reporting Person, purchased (a) a $500,000 principal amount convertible senior promissory note due June 30, 2003 (the "Note"). The Note was previously reported as being convertible into shares of Common Stock at the rate of $.56 of principal and/or interest per share. By letter agreement dated August 9, 2002 and effective February 22, 2002, the Company and the Reporting Person set the initial conversion rate of the Note at $1.82 of principal and/or interest per share (the market price of the Company's common stock on the date the Note was issued) despite an April 30, 2001 agreement which provided for the conversion price to be set at $.56 upon issuance of the Note (the market price of the Company's common stock on the date the Reporting Person originally agreed to the terms of the financing).

Item 4. Purpose of Transaction.

     The purpose of the transaction reported in paragraph (i) of item 3 by this Amendment is to provide senior debt financing required by the Company to fund the Company's working capital requirements.

Item 5. Interest in Securities of the Issuer.

     As of August 9, 2002, the Reporting Person beneficially owned an aggregate of 16,388,765 shares of Common Stock constituting approximately 55.1% of the outstanding Common Stock.

     See Items 7-11 of the cover sheet of this Amendment.

Item 7. Materials to be filed as Exhibits.

        None

                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  August 22, 2002



                                           /s/ Norton Herrick
                                           -------------------------------------
                                                   Norton Herrick

                               Page 4 of 4 Pages